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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ASHWORTH, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

04516H101

(CUSIP Number)

PETER WING FUI CHAN, YGM TRADING LIMITED, 22 Tai Yau Street, San Po Kong, Kowloon, Hong Kong

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 28, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Check the following box if a fee is being paid with the statement ☐ . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13D-7.)

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

•     The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04516H101	SCHEDULE 13D	Page 2 of 4 Pages

1	Name of Reporting Person S.S. or I.R.S. Identification No. of above persons (entities only). YGM TRADING LIMITED

2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceeding is Required Pursuant to Items 2(d) or 2(e)	☐

6	Citizenship or Place of Organization Hong Kong Corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 636,500

	8	Shared Voting Power -0-

	9	Sole Dispositive Power 636,500

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 636,500

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13	Percent of Class Represented by Amount in Row (11) 4.79%

14	Type of Reporting Person (See Instructions) CO

     This Statement, constituting Amendment No. 1 to the Schedule 13D previously filed by YGM Trading Ltd., a Hong Kong corporation (“YGM”) on or about January 23, 2001, is hereby amended (to report a change in beneficial ownership and to terminate YGM’s obligation to file future reports), as follows:

ITEM 4. PURPOSE OF TRANSACTION.

     YGM previously reported that it had acquired 667,800 shares (the “Shares”) of the common stock, $.001 par value (“Common Stock”) of ASHWORTH, INC., a Delaware corporation (“ASHWORTH”) for the purpose of obtaining a significant equity position in ASHWORTH. YGM considered the Shares to be an attractive investment at the price levels at which it acquired them and, as described in Item 5(c) below, has sold a portion of such Shares in the open market transactions.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

          (a) In computing its aggregate percentage ownership of Common Stock for purposes of this Amendment No. 1 to Schedule 13D, YGM has relied on ASHWORTH’s Report on Form 10-Q for the period ended April 30, 2002, in which ASHWORTH reported that there were 13,286,787 Shares of Common Stock outstanding (as of June 11, 2002). YGM beneficially owned 636,500 Shares on June 28, 2002, which it believes to be 4.79% of the entire class of Shares of the Issuer.

          (b) YGM has the sole power to vote, or to direct the vote, and the sole power to dispose, or to direct the disposition of the Shares owned by it.

          (c) During the sixty-day period prior to June 28, 2002, YGM affected the following sales (in open market transactions), as indicated:

(US Time)
Trade Date	Number of Shares		Price per Share

04/22/02	4,400		8.60700
04/23/02	10,000		8.65000
04/25/02	10,000		8.70000
04/29/02	7,900		8.70000
04/30/02	7,600		8.70000
	3,500		8.71000
	1,000		8.75000
05/06/02	5,500		9.50000
06/26/02	13,000		8.70090
06/27/02	8,400		8.70000
06/28/02	20,000		8.70010

Total:	91,300	Avg	8.73932

          (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

          (e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     YGM is not a party to any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to the Shares other than as described in Item 5.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

     Not applicable.

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 10, 2002	YGM TRADING LTD.

	By:	/s/ Raymond Leung Raymond Leung